SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net profit	$	38,912
Adjustments to reconcile net profit to net cash used in operating activities		
Changes in assets and liabilities:		
Prepaid expenses		1,060
Net change in receivable from and payable to SC Affiliates, LLC		(39,101)
Net cash used in operating activities		871
Net increase in cash		871
Cash		
Beginning of year		533,890
End of year	**$**	**534,761**

The accompanying notes are an integral part of these financial statements.